Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Abcam plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

000380204

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000380204	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Dr. Jonathan Milner
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdon

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,993,853
	6	Shared Voting Power 2,691,349
	7	Sole Dispositive Power 11,993,853
	8	Shared Dispositive Power 2,691,349

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,685,202
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person IN

CUSIP No. 000380204	Schedule 13G	Page 2 of 5

ITEM 1.   (a)     Name of Issuer:

Abcam plc (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Discovery Drive

Cambridge Biomedical Campus

Cambridge CB2 0AX

United Kingdom

ITEM 2.   (a)     Name of Person Filing:

This statement is filed on behalf of Dr. Jonathan Milner (the “Reporting Person”).

(b)	Address of Principal Business Office:

The principal business address of the Reporting Person is Honey Hill House, 20 Honey Hill, Cambridge, CB3 0BG.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United Kingdom.

(d)	Title of Class of Securities:

Ordinary shares, nominal value of £0.002 per share (“Ordinary Shares”).

(e)	CUSIP Number:

000380204

ITEM 3.

Not applicable.

CUSIP No. 000380204	Schedule 13G	Page 3 of 5

ITEM 4.     Ownership.

The ownership information below represents the Reporting Person’s beneficial ownership of the Ordinary Shares as of March 3, 2023, based upon 228,883,639 Ordinary Shares outstanding as of December 31, 2021 based on the Issuer’s annual report filed with the Securities and Exchange Commission on March 14, 2022.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of American Depositary Shares (“ADSs”) representing 11,993,853 Ordinary Shares. In addition, the Reporting Person may be deemed to share beneficial ownership over (a) 1,982,967 Ordinary Shares beneficially owned by three limited companies over which the Reporting Person exercises investment discretion and (b) 708,382 Ordinary Shares beneficially owned by the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership over the Ordinary Shares beneficially owned by his spouse.

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,993,853

(ii)	Shared power to vote or direct the vote: 2,691,349

(iii)	Sole power to dispose or to direct the disposition of: 11,993,853

(iv)	Shared power to dispose or to direct the disposition of: 2,691,349

ITEM 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.     Notice of Dissolution of Group.

Not applicable.

CUSIP No. 000380204	Schedule 13G	Page 4 of 5

ITEM 10.     Certification.

Not applicable.

CUSIP No. 000380204	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2023

/s/ Jonathan Milner
Jonathan Milner